Exhibit 99.1

NOTICE CHANGE IN YEAR-END
PART 4.8(3) NATIONAL INSTRUMENT 51-102

(a)	Statement that the reporting issuer has decided to change its year-end.

Lorus Therapeutics Inc. (the “Issuer”) has decided to change its year-end from May 31 to December 31.

(b)	The reason for the change.

The Issuer wishes to change its year end to allow the Issuer to provide continuous disclosure information on a comparable position with its industry peer group.

(c)	The reporting issuer’s old financial year-end.

May 31, 2014

(d)	The reporting issuer’s new financial year-end.

December 31, 2014

(e)	The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the reporting issuer’s transition year and its new financial year.
Annual:	7-month period during transition year ended December 31, 2014 compared to the year ended May 31, 2014
Interims:	Q3 2014 - 4 month period ended September 30, 2014 compared to the 3 month period ended August 31, 2013
Q1 2015 – 3 month period ended March 31, 2015 compared to the 3 month period ended February 28, 2014
Q2 2015 – 3 month period ended June 30, 2015 compared to the 3 month period ended May 31, 2014
Q3 2015 – 3 month period ended September 30, 2015 compared to the 4 month period ended September 30, 2014
(f)	The filing deadlines, prescribed under sections 4.2 and 4.4, for the interim and annual financial statements for the Issuer’s transition year.
Annual:	Year ended December 31, 2014	Due:	March 31, 2015
Q3	Interim period ended September 30, 2014	Due:	November 14, 2014

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DATED July 17, 2014

LORUS THERAPEUTICS INC.

/s/ “Gregory Chow”
Name: Gregory K. Chow
Title: Senior Vice President and CFO